EXHIBIT 99.1

Centerra Gold Announces Quarterly Dividend of C$0.07 per Common Share

TORONTO, July 28, 2026 (GLOBE NEWSWIRE) -- Centerra Gold Inc. (“Centerra” or the “Company”) (TSX: CG) (NYSE: CGAU) announced today that its Board of Directors has approved a quarterly dividend of C$0.07 per common share – approximately C$13.7 million or US$9.7 million in aggregate. The quarterly dividend is payable on September 2, 2026, to shareholders of record as of the close of business on August 19, 2026. The dividend is an eligible dividend for Canadian income tax purposes.

In accordance with Centerra’s dividend policy, the timing and quantum of dividends are to be determined by the Board of Directors from time-to-time based on, among other things, the Company’s operating results, cash flow and financial conditions, current and anticipated capital requirements, and general business conditions.

About Centerra Gold

Centerra Gold Inc. is a Canadian-based gold and copper producer and developer headquartered in Toronto, Ontario. The Company operates two mines: the Mount Milligan Mine, a long-life gold-copper asset in British Columbia, Canada, and the Öksüt Mine, a gold asset in Türkiye. Centerra has a self-funded organic growth pipeline in North America, including the Kemess gold-copper Project in British Columbia, Canada, and the Goldfield gold Project in Nevada, United States. The Company also owns and operates US Moly, a vertically integrated molybdenum business in the United States comprising the Thompson Creek Mine in Idaho and the Langeloth Metallurgical Facility in Pennsylvania. Centerra’s shares trade on the Toronto Stock Exchange (TSX: CG) and on the New York Stock Exchange (NYSE: CGAU).

For more information:

Lisa Wilkinson
Vice President, Investor Relations & Corporate Communications
(416) 204-3780
Lisa.Wilkinson@centerragold.com

Additional information on Centerra is available on the Company’s website at www.centerragold.com, on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.